Exhibit 99.1
B.O.S. BETTER ONLINE SOLUTIONS LTD

 AND ITS SUBSIDIARIES

  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2013

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F2 - F3

Interim Consolidated Statements of Operations	F4

Interim Consolidated Statements of Changes in Equity	F5

Interim Consolidated Statements of Cash Flows	F6– F7

Notes to Interim Consolidated Financial Statements	F8– F12

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2013	December 31, 2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$390	$354
Trade receivables(net of allowance for doubtful accounts of $133 and $127 at June 30, 2013 and December 31, 2012, respectively)	8,091	8,007
Other accounts receivable and prepaid expenses	575	616
Inventories	3,261	3,160

Total current assets	12,317	12,137

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	23	21
Bank deposits	466	438
Other assets	14	11

Total long-term assets	503	470

PROPERTY AND EQUIPMENT, NET	925	963

INTANGIBLE ASSETS, NET	267	357

GOODWILL	4,122	4,122

	$18,134	$18,049

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2013	December 31, 2012
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities	$6,350	$6,383
Trade payables	5,396	4,915
Employees and payroll accruals	478	408
Deferred revenues	604	467
Current maturities of liability to Dimex Systems	132	136
Accrued expenses and other liabilities	415	567

Total current liabilities	13,375	12,876

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	988	1,188
Accrued severance pay	112	119
Liability to Dimex Systems, net of current maturities	678	710

Total long-term liabilities	1,778	2,017

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Share capital - Ordinary shares of NIS 80.00 nominal value: Authorized; 2,500,000 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 1,175,699 and 1,132,685 shares at June 30, 2013 and December 31, 2012, respectively	24,297	23,374
Additional paid-in capital	50,055	50,891
Accumulated other comprehensive income	(243)	(243)
Accumulated deficit	(71,128)	(70,866)

Total equity	2,981	3,156

Total liabilities and shareholders' equity	$18,134	$18,049

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2013	2012
	Unaudited	Unaudited

Revenue	$12,585	$12,963
Cost of revenues	10,326	10,215
Inventory write offs	52	135

Gross profit	2,207	2,613

Operating expenses:
Research and development	-	86
Sales and marketing	1,401	1,629
General and administrative	778	840

Total operating expenses	2,179	2,555

Operating profit	28	58

Financial expenses, net	286	478
Other expenses, net	-	80

Loss before taxes on income	(258)	(500)
Taxes on income	4	20

Net loss	$(262)	$(520)

Net loss per share:
Basic	$(0.23)	$(0.47)
Diluted	$(0.23)	$(0.47)

Weighted average number of shares used in computing net loss per share:
Basic	1,154,954	1,117,751
Diluted	1,154,954	1,117,751

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2012	1,116,981	$74,158	$(243)	$(70,317)	$3,598

Issuance of Ordinary shares for options exercised	1,254	-	-	-	-
Issuance of Ordinary shares to directors	14,450	84	-	-	84
Share-based compensation expense	-	23	-	-	23
Net loss	-	-	-	(549)	(549)

Balance as of December 31, 2012	1,132,685	74,265	(243)	(70,866)	3,156

Issuance of Ordinary shares for options exercised	21,952	43	-	-	43
Issuance of Ordinary shares to directors	13,562	38	-	-	38
Issuance of Ordinary shares to investors	7,500	-	-	-	-
Share-based compensation expense	-	6	-	-	6
Net loss	-	-	-	(262)	(262)

Balance as of June 30, 2013 (unaudited)	1,175,699	$74,352	$(243)	$(71,128)	$2,981

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Cash flows from operating activities:

Net loss	$(262)	$(520)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	177	229
Inventory write off	52	135
Capital gain from sale and disposal of property, plant and equipment, net	-	79
Currency fluctuation of long term deposits	(28)	10
Severance pay, net	(9)	(21)
Share-based compensation expenses related to employees, directors and service providers	107	9
Amortization of discount on convertible note	-	22
Accrued interest on liability to Dimex Systems Ltd	(25)	(19)
(Increase) decrease in trade receivables, net	(84)	1,237
Change in income tax accruals	4	20
Decrease in other accounts receivable and other assets	38	35
(Increase) decrease in inventories	(153)	200
Increase (decrease) in trade payables	481	(155)
Decrease in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(12)	(30)

Net cash provided by operating activities	286	1,231

Cash flows from investing activities:

Purchase of property, plant and equipment	(49)	(79)
Proceeds from sale of property, plant and equipment	-	28
Repayment of deferred consideration for the acquisition of Dimex Systems Ltd activity	(11)	(123)

Net cash used in investing activities	$(60)	$(174)

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2013	2012
	Unaudited

Cash flows from financing activities:
Proceeds from issuance of shares, net	43	-
Repayment of short and long-term bank loans	(233)	(1,067)

Net cash used in financing activities	(190)	(1,067)

Increase (decrease) in cash and cash equivalents	36	(10)
Cash and cash equivalents at the beginning of the period	354	411

Cash and cash equivalents at the end of the period	$390	$401

Supplementary cash flow activities:

(1)	Cash paid during the period for:
	Interest	$201	$300

The accompanying notes are an integral part of the interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.
In the six months ended June 30, 2013 and 2012 the Company incurred losses of $ 262 and $520, respectively. In the six months ended June 30, 2013 and 2012 the Company generated positive cash flow from operating activities amounting to $ 286 and $1,231, respectively. The Company's cash and cash equivalents increased from $ 354 as of December 31, 2012 to $ 390 as of June 30, 2013. The Company had negative working capital of 1,058 as of June 30, 2013 and of $739 as of December 31. As of December 31, 2012, the Company was not in compliance with certain financial covenants. The Company received a waiver from the lender with respect to the covenants as of December 31, 2012, valid through May 1, 2014.

Company’s management believes that its cash resources are sufficient to meet its operating needs for at least the next 12 months and that the Company shall meet its bank covenants for year ended December 31, 2013. In the event the Company is unable to achieve its business plan, Company’s management has a cost reduction plan for further reduction in workforce and salaries.

c.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment. The Company's wholly-owned subsidiaries include:

(1)
BOS-Dimex Ltd. (previously "Dimex Solutions Ltd"), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and advanced technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments.

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2012, are applied consistently in these financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

The consolidated balance sheet at December 31, 2012 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2012 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 30, 2013.

NOTE 4:           INVENTORIES

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Raw materials	$220	$284
Finished goods	3,041	2,876

	$3,261	$3,160

NOTE 5:	CONTINGENCIES

a.	Commitments:

1.	Royalty commitments:

a)
Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the Research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of  LIBOR applicable to U.S. dollar deposits at the time the grants are received.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	CONTINGENCIES (Cont.)

No grants were received during the years 2010 through 2013.

As of June 30, 2013, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,322, in respect of these grants. Royalty expenses in the amount of $ 0 and $0.5 were recorded on such royalties during 2013 and 2012, respectively. Commencing year 2013, there are no sales of products that were developed using funds provided by the OCS. Additionally, the developed software for which the grant was received is no longer being sold.

b)
The Israeli Government, through the Overseas Marketing Fund, awarded the Company grants for participation in expenses for overseas marketing. The Company is committed to pay royalties to the Fund for Encouragement of Marketing Activities (the "Marketing Fund") at the rate of 3% of the increase in export sales, up to the amount of the grants received by the Company linked to the dollar and bearing interest. No grants were received during the years 2010 through 2013.

As of June 30, 2013, the Company has an outstanding contingent obligation to pay royalties to the Marketing Fund including interest, in the amount of $ 110. No Marketing Fund royalty expenses were recorded during 2013 and 2012. Additionally, the developed software for which the grant was received is no longer being sold.

2.	Litigation:

On November 2008, Blockshtil Ltd. filed a claim in the Petach-Tikva Magistrate Court alleging breach of contract by  the Company and seeking damages in the amount of NIS 149 thousand (approximately $43). During 2012, The Company has served a statement of defense and the case has been heard. On June 13, 2013 the court has dismissed the claim and ordered Blockshtil to pay legal costs to Dimex.

NOTE 6:	NET LOSS PER SHARE

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options that would have been excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive for all periods presented, is 255,192 and 313,459 for the six months ended June 30, 2013 and 2012, respectively.

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	NET LOSS PER SHARE (Cont.)

The following table sets forth the computation of basic and diluted net loss per share:

1.	Numerator:

	Six months ended June 30,
	2013	2012
	Unaudited

Numerator for basic and diluted net loss per share -
Net loss available to
Ordinary shareholders	$(262)	$(520)

2.	Denominator (in thousands):

	Six months ended June 30,
	2013	2012
	Unaudited

Denominator for basic net loss per share -
Weighted average ordinary shares outstanding (in thousands)	1,155	1,118

Denominator for diluted net loss per share - adjusted weighted average shares assuming exercise of options	1,155	1,118

NOTE 7:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280").

a.         Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	June 30,
	2013	2012
	Unaudited

United States	$123	$58
Far East	1,671	1,405
Europe	1,013	571
Israel and others	9,778	10,929

	$12,585	$12,963

B.O.S. BETTER ONLINE SOLUTIONS LTD.
AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

b.	One major customer accounted for 13% and 14% respectively, of total consolidated revenues for the six months ended June 30, 2013 and June 30, 2012.

c.	The Company's long-lived assets are located as follows:

	June 30,	December 31,
	2013	2012
	Unaudited	Audited

Israel	$925	$963

d.	Information on the reportable segments:

The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

NOTE 8:	EQUITY

On June 18, 2013, we entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global, under which we have the opportunity, for a two-year period beginning on the date on which the SEC declares the effectiveness of our registration statement, to sell our ordinary shares to YA Global for a total purchase price of up to $600, at our sole discretion. We issued 7,500 shares to YA Global as a commitment fee under the SEDA. The fee is fixed and is not contingent on future events or on future advances and was accounted for by the Company as equity issuance costs under ASC 505.

The Company will present an advance notice stating the amount of shares to be sold by the Company to YA Global. For each ordinary share purchased, YA Global will pay the discounted average value of the ordinary shares, as stipulated in the SEDA. Once presented with an advance notice, YA Global is required to purchase the number of shares specified, subject to meeting certain conditions and subject to limitations on price, quantity and trading volume, as stipulated in the SEDA.